UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Antares Pharma, Inc.

(Name of Subject Company)
Antares Pharma, Inc.

(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
036642106
(CUSIP Number of Class of Securities)
Robert F. Apple
President and Chief Executive Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Graham Robinson	Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor	One Rodney Square, 920 N. King Street
Boston, Massachusetts 02116	Wilmington, Delaware 19801
(617) 573-4800	(302) 651-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Antares Pharma, Inc., a Delaware corporation (the “Company”). The address of Company's principal executive office is 100 Princeton South, Suite 300, Ewing, NJ, 08628, and its telephone number is (609) 359-3020.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share. As of the close of business on April 22, 2022, there were 170,782,427 shares of common stock issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc. (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company for $5.60 per Share in cash (the “Offer Price”), without interest, and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 26, 2022. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated April 12, 2022, by and among the Company, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the state of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of the Company. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held by the Company (or in the Company's treasury), (ii) Shares held by Parent or any other direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or (iii) by stockholders of the Company who have perfected their statutory rights of appraisal under the DGCL (collectively, the “Excluded Shares”)) will each be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of taxes. The treatment of equity awards under the Company's benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received as defined by Section 251(h)(6) of the DGCL), represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) the expiration or termination of the waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the twentieth business day following the commencement of the Offer, unless otherwise agreed to in writing by Parent and the Company. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any third party), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer from time to time for: (A) any period required by any applicable securities law, rule, regulation or other legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten business days per extension, until the Regulatory Condition (as defined in the Merger Agreement) has been satisfied; and (iii) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Purchaser will, at the request of the Company, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) the first business day immediately following the “End Date,” which is the date that is six months from the date of entering into the Merger Agreement, (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser will not terminate the Offer prior to any scheduled expiration date without the prior written consent of the Company, except in the event that the Merger Agreement is validly terminated in accordance with its terms.
As set forth in the Schedule TO, the address of the principal executive office of each of Parent and Purchaser is 11388 Sorrento Valley Road, San Diego, CA 92121. The telephone number of each of Parent and Purchaser is +1 (858) 794-8889.
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent and Purchaser and Their Affiliates
Merger Agreement
On April 12, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Company stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company's public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company's stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company or Parent's public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Confidentiality Agreement
The Company and Parent entered into a Confidentiality Agreement, dated February 18, 2022 (the “Confidentiality Agreement”), in connection with Parent's consideration of a possible negotiated merger or acquisition of the Company (the “Transaction”). Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to the other party, including the existence and content of any discussions in connection with the Transaction, without the other party’s prior written consent. Each party agreed to abide by a standstill provision for a period of twelve months, which standstill restrictions may be waived by the consent of the other party or terminated under certain circumstances. For further discussion, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.”
The foregoing summary and description of the material terms of the Confidentiality Agreement does not purport to be complete and are qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto, and is incorporated herein by reference.
Exclusivity Agreement
On March 17, 2022, Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the Company agreed that from the date thereof until the earlier of (i) 11:59 p.m. Eastern Time on April 11, 2022, and (ii) the time Parent or its representatives initiates any discussion with the Company or its Representatives of a reduction in the $5.60 per share price set forth in Parent’s March 13, 2022 proposal (the “Exclusivity Period”), the Company would not, would cause its subsidiaries not to, and would cause their respective representatives not to, directly or indirectly (i) solicit, initiate, continue or enter into discussions with, or knowingly encourage, or provide any non-public information to, any corporation, partnership or other entity or group or person that constitutes, or would be expected to lead to, an Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding relating to, an Acquisition Proposal or any inquiry, proposal or offer that would be expected to lead to an Acquisition Proposal, or (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement relating, directly or indirectly, to an Acquisition Proposal. In addition, during the Exclusivity Period, the Company was required to (and was required to cause its subsidiaries and direct its subsidiaries’ respective representatives to) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties (other than Parent and its representatives) with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal. If, during the Exclusivity Period, the Company or any of its subsidiaries or their respective representatives received any inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal (or any proposed amendment or modification thereto (including of any inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal received prior to the date of the Exclusivity Agreement)), the Company was required to (i) promptly (and in any event within 24 hours) notify Parent of receipt and (ii) other than confirming receipt or otherwise in accordance with this paragraph, during the Exclusivity Period, not contact or respond to such person, and not accept, recommend or endorse (or publicly propose or announce any intention or desire to accept, recommend or endorse) any such inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal. The Company agreed that it is responsible for any breach of the terms of the Exclusivity Agreement by its subsidiaries and its representatives.
For purposes of the Exclusivity Agreement, “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving (i) any merger, consolidation, change of control, investment, financing or other similar combination, recapitalization, reorganization or transaction involving the Company, (ii) any purchase or acquisition of equity or any security convertible into equity of the Company (other than in the ordinary course of business pursuant to the exercise of employee incentives and/or stock options outstanding pursuant to the Company’s security-based compensation arrangements as of the date of this Exclusivity Agreement), (iii) any sale or other transfer or disposition (whether by sale, license or other means) of all or a portion of the assets of the Company (other than in the ordinary course of business) or (iv) any other similar transaction involving the Company.
The foregoing summary and description of the material terms of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Arrangements Between the Company and its Executive Officers, Directors and Affiliates
Certain of the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) that are different from, or in addition to, the interests of holders of Shares generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Company Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”
For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is incorporated into this Item 3 by reference).
The Company's current executive officers are as follows:
Name	Position
Robert F. Apple.	President and Chief Executive Officer
Fred M. Powell.	Executive Vice President and Chief Financial Officer
Peter J. Graham, Esq.	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Dr. Peter C. Richardson	Executive Vice President, Research and Development and Chief Medical Officer
Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger
If the Company's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Company stockholders. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company. As of April 22, 2022 the executive officers and directors of the Company beneficially owned, in the aggregate, 3,832,221 Shares (which, for this purpose, excludes Shares underlying Company Options (as defined below, whether or not currently exercisable), Company RSUs (as defined below) and Company PSUs (as defined below).

The following table sets forth as described above the number of Shares beneficially owned as of April 22, 2022 by each of the Company's executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.
Name of Executive Officer	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Robert F. Apple	1,876,693	10,509,481
Peter J. Graham, Esq.	414,470	2,321,032
Fred M. Powell	587,014	3,287,278
Dr. Peter C. Richardson	—	—
Name of Director	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Thomas J. Garrity	224,406	1,256,674
Peter S. Greenleaf	30,220	169,232
Anton G. Gueth	387,932	2,172,419
Leonard Jacob, M.D., Ph.D., Chairman(1)	138,901	777,846
Robert P. Roche, Jr.	118,392	662,995
Karen L. Smith, M.D., Ph.D.	54,193	303,481
Carmen B. Volkart	—	—
All executive officers and directors as a group (11 persons)	3,832,221	21,460,438
(1)	The number of Shares owned for Dr. Jacob excludes 125,000 shares held by the Sandra and Leonard Jacob Foundation.
Treatment of Equity Awards in the Transaction
As of April 22, 2022, there were 14,804,581 options to purchase shares of Company common stock (the “Company Options”), 1,606,322 restricted stock units of the Company (the “Company RSUs”) and 815,743 performance stock units of the Company (the “Company PSUs”) outstanding under the Antares Pharma, Inc. Equity Compensation Plan (the “LTIP”). Pursuant to the Merger Agreement, each Company Option that is outstanding as of immediately prior to the effective time will, to the extent unvested, accelerate and become fully vested and exercisable prior to the effective time. Each Company Option that is outstanding and unexercised as of immediately prior to the effective time will be cancelled and exchanged for an amount equal to the total number of shares of common stock subject to such Company Option multiplied by the excess (if any) of the merger consideration over the exercise price payable per share under such Company Option. Each Company RSU and Company PSU that is outstanding immediately prior to the effective time will be cancelled and exchanged for an amount equal to the number of shares of common stock issuable in settlement of such Company RSU or Company PSU, respectively immediately prior to the effective time multiplied by the merger consideration for each share of common stock issuable in respect of such Company RSU or Company PSU, respectively (in the case of Company PSUs, at the target level of performance). The values of the equity awards are based on the merger consideration of $5.60. These values for each of our executive officers and directors are set forth in the tables below (assuming a closing date of May 24, 2022):
Value of Company Options
	Vested Company Options		Unvested Company Options
Name of Executive Officer	Number (#)	Value ($)	Number (#)	Value ($)
Robert F. Apple	3,094,859	10,230,004	1,181,515	2,552,888
Fred M. Powell	750,949	2,298,288	393,932	841,988
Peter J. Graham, Esq.	931,283	3,069,554	390,150	831,852
Dr. Peter C. Richardson	—	—	128,216	175,558

	Vested Company Options		Unvested Company Options
Name of Director	Number (#)	Value ($)	Number (#)	Value ($)
Thomas J. Garrity	423,166	1,245,899	48,542	57,280
Peter S. Greenleaf	124,975	342,200	48,542	57,280
Anton G. Gueth	573,166	1,917,899	48,542	57,280
Leonard Jacob, M.D., Ph.D.	1,087,475	3,670,683	60,407	71,280
Robert P. Roche, Jr.	593,166	1,939,099	48,542	57,280
Karen L. Smith, M.D., Ph.D.	124,975	330,000	48,542	57,280
Carmen B. Volkart	—	—	55,916	118,542
Value of Company RSUs and Company PSUs
	Company RSUs		Company PSUs
Name of Executive Officer	Number (#)	Value ($)	Number (#)	Value ($)
Robert F. Apple	611,667	3,425,335	374,099	2,094,954
Fred M. Powell	204,022	1,142,523	124,234	695,710
Peter J. Graham, Esq.	202,139	1,131,978	124,234	695,710
Dr. Peter C. Richardson	36,199	202,714	14,414	80,718
	Company RSUs		Company PSUs
Name of Director	Number (#)	Value ($)	Number (#)	Value ($)
Thomas J. Garrity	25,452	142,531	—	—
Peter S. Greenleaf	49,425	276,780	—	—
Anton G. Gueth	79,645	446,012	—	—
Leonard Jacob, M.D., Ph.D.	31,674	177,374	—	—
Robert P. Roche, Jr.	49,425	276,780	—	—
Karen L. Smith, M.D., Ph.D.	25,452	142,531	—	—
Carmen B. Volkart	—	—	—	—
Potential Severance Payments and Benefits
We are party to employment agreements with our executive officers under which termination payments (consisting of a cash severance amount equal to (a) two (2.0) (in the case of Mr. Apple), one and a half (1.5) (in the case of Messrs. Powell and Graham) times the executive's annual base salary and target annual incentive opportunity at the time of the termination and (b) the pro-rated annual bonus payment based on actual performance for the year in which the termination occurs.) will be paid to the executive officers if there is a “change in control” and, within the period beginning 60 days prior to a change in control and concluding eighteen months following the change in control the executive officer's employment is terminated by the Company without “cause” or the executive officer resigns for “good reason” (as such terms are defined in each executive officer's respective employment agreement). The Merger will constitute a “change in control” for purposes of the employment agreements.
In addition, in the event of such a termination the executive officer will receive reimbursement of continued health and dental benefits through COBRA, subject to the same cost-sharing as if the executive officer were an employee of the Company, for the shorter of eighteen months or until the date the executive obtains coverage from a new employer. The amount of severance payments and the value of benefits payable upon a qualifying termination under the employment agreements to our executive officers (based on compensation levels currently in effect and assuming a closing date of May 24, 2022 and an immediate termination of the executive's employment without cause) is set forth in the table below.
Name of Executive Officer	Cash ($)	Benefits ($)	Total ($)
Robert F. Apple	2,326,456	48,000	2,374,456
Fred M. Powell	1,071,744	48,000	1,119,744
Peter J. Graham, Esq.	1,069,339	48,000	1,117,339
Dr. Peter C. Richardson	1,002,498	48,000	1,050,498

If the payments and benefits provided to the executive officers under their respective employment agreements and otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the payments and benefits will be either (i) delivered in full or (ii) delivered to such lesser extent as would result in no portion of such amounts being subject to the Excise Tax, whichever of the foregoing results in the receipt by the participant on an after-tax basis of the greatest amount.
Parent Post-Effective Time Covenants
Employee Benefits
The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will provide each employee of the Company who continues to remain employed with the Surviving Corporation or one of its affiliates (each, a “Continuing Employee”), (i) a base salary or base wage, and a target annual cash incentive compensation opportunity (excluding any one time or long-term incentive awards), no less favorable than those provided to either the Continuing Employees immediately prior to the Effective Time or to similarly situated employees of Parent or its affiliates; and (ii) broad-based employee benefits (excluding equity and equity-based awards, severance, retention, and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to those such benefits provided to Continuing Employees immediately prior to the Effective Time. The Merger Agreement also provides that, for a period of one year following the Effective Time, each Continuing Employee who is terminated under circumstances that would have given the Continuing Employee a right to payments and benefits under the Company’s severance plan in effect immediately prior to the Closing Date, will receive severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee if they had been terminated prior to the Closing Date.
Future Arrangements
Grants of Restricted Stock Units of Parent
Parent and Company have agreed that certain of our employees, including each of our named executive officers, shall receive a grant of time-based restricted stock units of Parent (the “Parent RSUs”) promptly following the closing. The number of Parent RSUs granted to each executive officer shall have an agreed value, based upon the closing price of Parent shares of common stock on the date immediately preceding the grant date. The Parent RSUs shall accelerate and vest in full if the executive's employment with the Company is terminated without “cause” (as defined in the LTIP) during the one year period immediately following the closing. Alternatively, in the case any executive officer's employment is terminated prior to receiving a grant of Parent RSUs, such executive officer shall receive an equivalent amount in cash. Messer's Apple, Powell, Graham and Richardson are eligible to receive Parent RSUs or a cash payment (as the case may be) having a value equal to $3,172,730, $1,096,034, $1,096,034 and $461,488, respectively.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
The Company's certificate of incorporation (as amended) includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director's duty of loyalty to the Company or its stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
The Merger Agreement provides for indemnification, advancement of expenses, and exculpation from liabilities in favor of the Company's directors and officers as of the date of the Merger Agreement or have been directors or officers of the Company in the past (the “Indemnified Persons”) with respect to acts or omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and by-laws of the Company (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between the Company and the Indemnified Persons. Specifically, Parent and the Surviving Corporation have agreed that all rights to indemnification, advancement of expenses, will be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware or other applicable Legal Requirements for a period of six years from the Effective Time.
In addition, for a period of six years from the Effective Time, Parent and the Surviving Corporation have agreed to indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of reasonable and documented out-of-pocket costs and expenses incurred in the defense of any such claim, action, suit or proceeding from the Parent and the Surviving Corporation to the fullest extent permitted under applicable Legal Requirements; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification.
For a period of six years after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by the Company's existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company, on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail policy” has been obtained, it will satisfy all obligations to obtain and/or maintain insurance; provided that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent will be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.
The rights above (i) will survive the acceptance of Shares for payment pursuant to the Offer and consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs; and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Company Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Company Board
At a meeting of the Company Board held on April 12, 2022, the Company Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; (v) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer; (vi) declared that the President and Chief Executive Officer and the Chief Financial Officer of the Company were each thereby authorized to execute and deliver the Merger Agreement in the form presented to the Company Board and (vii) approved the adoption of the forum selection amendment to the Company's Amended and Restated By-Laws.
Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
On April 13, 2022, the Company and Parent issued a joint press release announcing the Offer. The press release is included as Exhibit (a)(5)(O) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The Company Board, together with the Company’s senior management team, regularly reviews the Company’s growth prospects and overall strategic direction and evaluates potential opportunities to strengthen the Company’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included the Company’s strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements and other strategic transactions.
The Company also regularly meets with other specialty pharmaceutical, pharmaceutical and medical device companies regarding a variety of topics including potential partnerships, licensing arrangements, and other strategic transactions. During these interactions between 2021 and 2022, the Company entered into confidentiality agreements with three parties that expressed interest in potential strategic transactions, including Parent. The confidentiality agreements with two of these parties, Party A (a private equity firm) and Parent contained standstill and fall away provisions. In 2022, the Company provided limited non-public due diligence information to Party A and Parent. Party A did not submit a proposal to acquire the Company, had engaged in limited due diligence and, based on limited discussions between the Company and Party A, was viewed by the Company Board as unlikely to engage in a transaction with the Company on the same or a similar timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement.
On February 2, 2022, Dr. Helen Torley, President and Chief Executive Officer of Parent, contacted Robert Apple, President and Chief Executive Officer of the Company expressing a desire to speak with Mr. Apple to discuss potential future strategic and business opportunities involving Parent and the Company. On February 3, 2022, Mr. Apple and Dr. Torley met by videoconference, during which meeting Dr. Torley expressed Parent’s interest in a potential acquisition of the Company. Mr. Apple advised Dr. Torley to submit any indication of interest in writing.
On February 7, 2022, Dr. Torley called Mr. Apple to express Parent’s continued interest in a potential acquisition of the Company and to advise Mr. Apple that she would be sending a non-binding proposal to acquire the Company. Later that day, Parent submitted a letter to the Company for a non-binding proposal to acquire all outstanding Shares at a purchase price of $4.90 per Share in cash, which proposal was subject to due diligence, entry into a merger agreement in a customary form for similar public company transactions with standard closing conditions (the “February 7 Proposal”). That same day, Mr. Apple sent the February 7 Proposal to the Company Board.
On February 8, 2022, the Company Board held a meeting during which the Company Board discussed the February 7 Proposal. Members of senior management and a representative of Morgan, Lewis & Bockius LLP (“Morgan Lewis”), corporate counsel to the Company, attended the meeting. The Company Board discussed that it did not believe the February 7 Proposal reflected the value of the Company, but that the Company Board should proceed to engage advisors to assist in evaluating the February 7 Proposal or any subsequent proposal and that Mr. Apple should inform Dr. Torley that the Company Board was in receipt of and would review the February 7 Proposal. The Board also discussed the need to enter into a confidentiality agreement with Parent in the event discussions regarding the potential strategic transaction should continue. Following discussion, the Company Board authorized the expansion of its previously established committee of the Company Board (the “Transaction Committee”) to include Peter Greenleaf, in addition to Dr. Leonard Jacob, Carmen B. Volkart and Anton G. Gueth, to work with management and the Company’s advisors on the potential strategic transaction. The Transaction Committee previously had been formed in connection with the Company’s review of acquisition opportunities.
The morning of February 9, 2022, Mr. Apple advised Dr. Torley that the Company Board was evaluating the February 7 Proposal. Members of senior management contacted representatives of Jefferies LLC (“Jefferies”), with which the Company has had a historical investment banking relationship, to discuss Jefferies’ assistance in evaluating the February 7 Proposal or any subsequent proposal and serving as financial advisor to the Company. Jefferies was subsequently engaged as the Company’s financial advisor with the Company Board’s approval. On February 14, 2022, the directors comprising the Transaction Committee, met with members of management and Jefferies and, received an update on the February 7 Proposal and determined that the Company’s management should continue discussions with Parent related to the potential strategic transaction.
On February 15, 2022, Mr. Apple spoke with Dr. Torley via telephone to indicate that the Company Board was considering the February 7 Proposal and that the Company believed it advisable for the parties to enter into a customary confidentiality agreement in order to engage in any discussions regarding Parent’s proposal. Following that discussion, on February 16, 2022, Peter Graham, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary of the Company, sent Dr. Torley a draft confidentiality agreement that included a customary standstill provision. Between February 16, 2022 and February 18, 2022, Parent and the Company exchanged drafts of, and negotiated, the confidentiality agreement.
On February 17, 2022, the Company Board held a regularly scheduled meeting, which included members of senior management, representatives of Jefferies, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), transactional legal counsel to the Company, and a representative of Morgan Lewis. Representatives of Skadden discussed with the Company Board its fiduciary obligations. Jefferies discussed with the Company Board, among other things, the financial terms of the February 7 Proposal and implied premiums related to the February 7 Proposal. The Company Board discussed the terms of the February 7 Proposal. The Company Board discussed the Company’s overall strategy if it chose not to engage in a transaction. The Company Board concluded that the February 7 Proposal did not provide sufficient value for the Company. The Company Board then directed Mr. Apple to inform Dr. Torley that the February 7 Proposal was not a compelling proposal and would need to be substantially improved for the Company to consider engaging in discussions with Parent and that the Company would provide additional information to Parent if it wished to consider improving its proposal.
On February 18, 2022, the Company entered into a confidentiality agreement with Parent. Later that day, members of the Company’s senior management and Parent met to discuss the Company’s business and operations. On February 23, 2022, the Company granted Parent access to limited due diligence materials in a virtual data room.
Beginning February 18, 2022 until March 17, 2022, members of the Company’s senior management responded to certain threshold due diligence requests from management and representatives of Parent.
On February 28, 2022, Dr. Torley called Mr. Apple to discuss a revised proposal to be sent by Parent to the Company. Later that day, Parent submitted a revised proposal to the Company to acquire all outstanding Shares at a purchase price of $5.20 per Share in cash, which proposal was subject to due diligence and entry into a 30-day exclusivity period (the “February 28 Proposal”). In the February 28 Proposal, Parent communicated that it expected to be in a position to execute a merger agreement within four weeks.
On March 3, 2022, the Company Board held a meeting by teleconference, which included members of senior management and representatives of the Company’s legal and financial advisors, to discuss management’s financial model, which was distributed to the Company Board in advance of the meeting. During the meeting, members of senior management and the Company Board discussed the Company’s interactions with Parent, including a review of the February 28 Proposal. A representative of Skadden discussed with the Company Board its fiduciary obligations. Mr. Fred Powell, Executive Vice President and Chief Financial Officer of the Company, presented the management projections to the Company Board and described the assumptions upon which the projections were based. Following discussion, the Company Board approved the projections and instructed Jefferies to use such projections for purposes of its financial analyses.

On March 7, 2022, the Company Board held a meeting by teleconference, which included members of senior management and representatives of the Company’s legal and financial advisors. At the meeting, at the request of the Company Board, Jefferies reviewed with the Company Board the financial terms of the February 28 Proposal and certain preliminary financial information for the Company for the years ending December 31, 2022 through December 31, 2030 based on the Company’s projections prepared by management as approved by the Company Board at its March 3, 2022 meeting, including implied values for the Company based on such projections and implied transaction metrics. The Company Board engaged in extensive discussion, including discussions regarding analyst expectations, comparable companies, assumptions made and the impact of changes to those assumptions on the Company's intrinsic value. The Company Board authorized and directed Mr. Apple to inform Dr. Torley that the February 28 Proposal undervalued the Company and would need to be substantially improved in order to proceed with due diligence or grant Parent exclusivity and that Parent would need to offer $5.75 per Share (the “Counterproposal”) for the Company Board to proceed with discussions. Representatives from Jefferies then left the meeting. A representative of Skadden discussed with the Company Board certain information provided by Jefferies regarding its material relationships with the Company and Parent during the preceding two years, which had been distributed to the Company Board in advance of the meeting, noting that such information indicated that Jefferies had no investment banking engagements with Parent during such two-year period.
On March 8, 2022, Mr. Apple had a discussion with Dr. Torley regarding the February 28 Proposal and communicated that the February 28 Proposal was insufficient and did not provide a basis to grant exclusivity and proposed the Counterproposal.
On March 13, 2022, Dr. Torley called Mr. Apple and informed him that she had discussed the Counterproposal with the board of directors of Parent (the “Parent Board”) and that Parent would be submitting an increased proposal to acquire all outstanding Shares at a purchase price of $5.60 per Share in cash. Mr. Apple informed Dr. Torley that he would discuss Parent’s revised proposal with the Company Board. Later that day, Dr. Torley sent to Mr. Apple a further revised non-binding proposal to acquire all outstanding Shares at a purchase price of $5.60 per Share in cash, subject to due diligence and entry into a 30-day exclusivity period (the “March 13 Proposal”). In the March 13 Proposal, Parent communicated that it expected to be in a position to execute a merger agreement within four weeks.
On March 14, 2022, the Company Board held a meeting, which included members of senior management and representatives of the Company’s legal and financial advisors, to discuss the March 13 Proposal. Jefferies discussed with the Company Board the financial terms of the March 13 Proposal and Mr. Apple updated the Board on his March 13, 2022 discussion with Dr. Torley. The Company Board discussed the March 13 Proposal, including the value the March 13 Proposal presented and the fact that, based on negotiations with Parent and in particular Dr. Torley’s discussions with Mr. Apple, the March 13 Proposal was likely at the top end of Parent’s offer. The Company Board then authorized management and its advisors to agree, on behalf of the Company, to an exclusivity period of up to 30 days.
On March 15, 2022, at the direction of the Company Board, Mr. Apple sent Dr. Torley a draft exclusivity agreement. On March 16, 2022, Mark Snyder, General Counsel of Parent, sent Mr. Graham a revised draft of the exclusivity agreement. On March 17, 2022, following negotiation between the parties and their respective counsel, Parent and the Company executed the exclusivity agreement providing for a period of exclusivity until the earlier of April 11, 2022 or such time that Parent or any of its representatives initiated any discussion with the Company or its representatives regarding a reduction in the $5.60 per share price set forth in the March 13 Proposal.
On March 18, 2022, following entry into the exclusivity agreement, the Company granted Parent and its legal and financial advisors full access to due diligence materials through a virtual data room. In addition to their review of the virtual data room, Parent and its advisors requested and participated in calls and in-person meetings with the Company’s senior management and its representatives as part of Parent’s due diligence investigation. These due diligence calls and meetings and Parent’s confirmatory due diligence investigation continued through the execution of the Merger Agreement. Between March 23, 2022 and April 12, 2022, representatives of the Company, at the direction of the Company’s management, and representatives of Parent held due diligence calls on commercial, technical, clinical/regulatory, pharmacovigilance, information technology, financial, tax, cyber, human resources, quality systems, litigation, general legal and patent/intellectual property topics.

On March 23, 2022, the Company Board held a meeting by teleconference, which included members of senior management and the Company’s legal and financial advisors. The Company Board discussed the progress of the proposed transaction to date, including the status of Parent’s due diligence process and expectations of announcing a transaction in mid-April 2022.
On March 24, 2022, a representative of Weil, Gotshal & Manges LLP, counsel to Parent (“Weil”), sent representatives of Skadden an initial draft of the Merger Agreement prepared by Weil. Between March 24, 2022 and April 12, 2022, Skadden and Weil conducted a number of conference calls and exchanged drafts of the Merger Agreement at the direction of the Company. Among other items, the parties negotiated the amount of the termination fee payable in the event the Company terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and other circumstances in which such fee would be payable, the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards that otherwise would have been granted in June 2022 in the ordinary course.
On March 29, 2022 and March 30, 2022, representatives of the Company’s and Parent’s management met in Minnetonka, Minnesota for a number of in-person meetings, including question and answer sessions with Company’s management. Mr. Apple and Dr. Torley also separately discussed the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards that otherwise would have been granted in June 2022 in the ordinary course.
On April 1, 2022, Mr. Apple provided an update to members of the Company Board on the proposed transaction with Parent.
On April 5, 2022, Morgan Lewis and Skadden provided Weil with an initial draft of the Company’s disclosure schedules. During the period from April 5, 2022 through April 12, 2022, Skadden, at the direction of the Company, and Weil discussed and exchanged drafts of the disclosure schedules and other transaction documents.
On April 6, 2022, in accordance with the directives of the Company, representatives of Jefferies spoke with representatives of Parent’s financial advisor to discuss the status of Parent’s remaining due diligence review and targeted date for execution of a definitive merger agreement.
On April 7, 2022, the Company Board held a meeting by teleconference, which included senior management and representatives of the Company’s legal and financial advisors, to discuss the proposed transaction with Parent. Mr. Apple updated the Company Board on the proposed transaction, Parent’s ongoing due diligence and the negotiation of the Merger Agreement. A representative of Skadden advised the Company Board on the terms of the Merger Agreement and related transaction matters. Mr. Apple also reviewed with the Company Board expected timing regarding the Merger Agreement negotiations. The Company Board then discussed topics such as the process and timing for closing if the Merger Agreement were executed, major risks or challenges that could impact the transaction and the opportunity and process for addressing a topping bid if one were to materialize.
On April 8, 2022, Mr. Apple and Dr. Torley participated in discussions regarding the treatment of the Company’s outstanding incentive equity awards and the ability of the Company to make ordinary course annual incentive equity awards (or comparable incentive awards) prior to closing. On April 9, 2022, Mr. Apple participated in additional discussions with Dr. Torley regarding the treatment of incentive equity in the Company and Parent’s site visits. On April 10, 2022, Dr. Torley called Mr. Apple and conveyed that Parent would agree to full acceleration of all outstanding employee incentive equity awards prior to closing of the transaction, and settled the treatment of Company employee equity incentive awards that otherwise would have been granted to employees in June 2022 in the ordinary course.
On April 12, 2022, the parties finalized the terms of the proposed Merger Agreement.
The evening of April 12, 2022, the Company Board held a meeting, which included members of senior management and representatives of the Company’s legal and financial advisors. Representatives of Skadden updated the Company Board on the terms of the Merger Agreement, described a proposed amendment to the Company’s Amended and Restated By-Laws to include an exclusive forum selection provision and reviewed with the Board its fiduciary obligations. The Company Board also discussed the structure of the strategic transaction and reasons for pursuing the strategic transaction. Following discussion, at the Company Board’s request, Jefferies reviewed with the Company Board its financial analysis of the Offer Price and rendered an oral opinion, confirmed by delivery of a written opinion dated April 12, 2022, to the Company Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth in such opinion, the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Prior to the meeting, Jefferies provided updated information regarding its material relationships with the Company and Parent during the preceding two years, which information was consistent with the information previously provided to the Company Board. Following discussion, the Company Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; (vi) declared that the President and Chief Executive Officer and the Chief Financial Officer of the Company were each thereby authorized to execute and deliver the Merger Agreement in the form presented to the Company Board and (vii) approved and adopted the forum selection amendment to the Company’s Amended and Restated By-Laws.
Following the Company Board meeting on April 12, 2022, after the close of trading on Nasdaq on April 12, 2022, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
Before the opening of trading on Nasdaq on April 13, 2022, the Company and Parent released a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and the Company filed a current report on Form 8-K.
On April 26, 2022, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation
The Company Board, at a meeting held on April 12, 2022, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the President and Chief Executive Officer and the Chief Financial Officer of the Company are each authorized to execute and deliver the Merger Agreement in the form presented to the Company Board. The Company Board, in its evaluation of the Offer and the Merger, consulted with members of the Company's senior management and representatives of the Company's legal and financial advisors, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the Company Board believes support its unanimous determination and recommendation:
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Business, Financial Condition and Prospects. The Company Board considered the current and historical financial condition and results of operations, competitive position, assets, business and prospects of the Company, including certain forecasts for the Company prepared by members of its senior management and the execution risks and uncertainties associated with the development, regulatory approvals and commercialization of the Company's proprietary product portfolio. The Company Board considered the potential opportunity to create value through continued execution of its business plan, and certain risks and uncertainties associated with the Company and its business, including uncertainty regarding patient, prescriber and payor adoption of the Company's proprietary and partnered products; the potential effects that new information learned through required post-approval studies would have on Company and partnered products; potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for the Company's proprietary product candidates; the risks related to effectively commercializing the Company's product candidates; the risks inherent in the development and marketing of therapeutic treatments; risks associated with the Company's reliance on numerous third parties in the supply chain, including those risks created or exacerbated by the COVID-19 pandemic; the Company's reliance on partners to manufacture and supply the core drug components for certain partnered products and those partners' ability to commercialize products that were assembled and packaged by the Company; the fact that a majority of the Company's revenue is generated from a limited number of customers; risks related to competitors increasingly targeting generic and 505(b)(2) ANDA opportunities; risks relating to the Company's ability to successfully collaborate with its collaboration partners; factors affecting the revenues and profitability of the specialty pharmaceutical industry generally; and other risk factors set forth in the Company's Annual Report on Form 10-K for the period ended December 31, 2021 and subsequent reports filed under the Exchange Act.
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Implied Premium. The Company Board considered the fact that the Offer Price represents an approximately 50% premium over the Company's closing share price on April 12, 2022, the last trading day before the Company Board's approval of the Transactions and an approximately 42% premium over the volume weighted average price of the Company's shares during the preceding 30-trading day period.

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Cash Consideration; Certainty of Value. The Company Board considered the fact that the Offer Price payable to the Company's stockholders in the Offer and the Merger will consist entirely of cash, which provides Company stockholders with immediate liquidity and certainty of value. The Company Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with the Company's standalone strategy.

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Product Development and Regulatory Risks. The Company Board considered the risks inherent in the development of the Company's specialty product lines for proprietary products, including risks associated with the fact that the Company's and partnered products are drug/device combination products that have complex approval and post-approval requirements; risks related to designing, conducting and compiling data from clinical trials; risks related to seeking approval for marketing from the FDA and other regulatory authorities; and other factors affecting the revenues and profitability of specialty pharmaceutical products generally.

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Partnership Risks. The Company Board considered the significant risks and considerable costs associated with manufacturing auto-injectors for drug products manufactured by partners. These include risks associated with regulatory actions to which partners are subject and the inability of partners to source or supply their drugs or to commercialize and distribute final products inside and outside the U.S.

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Negotiation Process. The Company Board considered the fact that the terms of the Offer and the Merger were the result of extensive, arm's-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board and with the assistance of the Company's legal and financial advisors. The Company Board also considered the enhancements that the Company and its advisors obtained as a result of negotiations with Parent, including the increase in Parent's proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

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Potentially Interested Counterparties. The Company Board considered, with the assistance of the Company's management and advisors, the likelihood that other strategic counterparties would engage with the Company on the same or a similar timeframe as Parent and on contractual terms and conditions superior to those contained in the Merger Agreement. The Company Board considered the fact that outreach to strategic counterparties could jeopardize a potential transaction with Parent and cause significant disruption to the Company and that, in the event a third party became interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, the Company Board would be able to respond to such a proposal due to the Agreement's customary “fiduciary out” provisions. Under those provisions, the Company has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Offer provided that the Company pays the termination fee.

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Potential Strategic Alternatives. The Company Board considered the Offer and the Merger relative to the Company remaining a standalone company with the assistance of the Company's management and advisors. The Company Board noted the significant risks and considerable costs associated with the successful commercialization and expansion of the Company's proprietary and partnered products given, in part, the increasing number of competitors targeting generic and 505(b)(2) ANDA opportunities while also seeking market exclusivity.

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Industry and Economy. The Company Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company's target industries in particular.

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Certain Management Projections. The Company Board considered certain forecasts for the Company prepared by members of its senior management, which reflected an application of various assumptions of the Company's management with respect to existing and future proprietary products and partnered products. For further discussion, see “Item 4. The Solicitation or Recommendation — Certain Financial Projections.”

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Opinion of the Company's Financial Advisor. The Company Board considered the opinion, dated April 12, 2022, of Jefferies to the Company Board as to the fairness, from a financial point of view and as of such date, of the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “—Opinion of the Company's Financial Advisor;”

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Speed and Likelihood of Consummation. The Company Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by the Company's stockholders) enables the Company's stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Company Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of the Company;
•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;
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the fact that there are not expected to be significant antitrust or other regulatory impediments to the completion of the Offer or consummation of the Merger, other than review pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as further described in “Item 8. Additional Information — Regulatory Approvals”;

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the business reputation, capabilities and financial condition of Parent, and the Company Board's perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to the Company under the Merger Agreement in the event of breaches by Parent or Purchaser.
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Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “11. The Merger Agreement; Other Agreements — Merger Agreement”. Certain provisions of the Merger Agreement that the Company Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer and in circumstances not involving a breach by the Company of its non-solicitation obligations, and if prior to taking such actions the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that an unsolicited bona fide written acquisition proposal from a third party constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), then the Company and its representatives may enter into a confidentiality agreement with the third party and furnish information with respect to the

Company, and enter into, maintain and participate in discussions or negotiations with the third party making such acquisition proposal (as more fully described in the Offer to Purchase under the section “11. The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”).
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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. Prior to the Effective Time, the Company Board may effect a Company Adverse Change Recommendation (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into a Specified Agreement (as defined in the Merger Agreement), provided that the Company has taken certain specified steps as required by the Merger Agreement, including that the Company Board determines in good faith after consultation with outside legal counsel, that the failure to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties to the Company's stockholders under applicable legal requirements; the Company has given Parent written notice of the Company Board's intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement no earlier than five business days after Parent receives such notice; that the Company has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent so that the Acquisition Proposal (as defined in the Merger Agreement) would no longer constitute a Superior Offer; and that the Company is not in breach in any material respect with its non-solicitation obligations with respect to the Superior Offer or Acquisition Proposal. The Company's ability to terminate the Merger Agreement is subject to the Company's payment to Parent of a termination fee of $33,000,000 (as more fully described in the Offer to Purchase under the sections “11. The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “11. The Merger Agreement; Other Agreements — Merger Agreement — Change of the Company Board Recommendation”; “11. The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “11. The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).

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Extension of the Offer. Purchaser's obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial Expiration Date for: (i) the minimum period required by any applicable law, interpretation of the SEC or its staff or Nasdaq or its staff; (ii) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) one or more additional periods of not more than 10 business days each, at the request of the Company, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the End Date (as defined in the Merger Agreement), and provided further that Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without prior written consent of the Company.

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End Date. October 12, 2022 is the date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger.

•	Cooperation. The Merger Agreement requires Parent to use its reasonable best efforts to cooperate on certain actions that contribute to the consummation of the Offer and the Merger.
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Company Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect the Company's interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any event directly or indirectly arising out of the COVID-19 pandemic or international calamity and any event generally affecting the industries where the Company operates, or the economy or financial or securities markets generally, to the extent such event does not disproportionately affect the Company relative to other companies in the industries or geographies in which the Company operates, is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):
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No Ongoing Equity Interest in the Company. The Offer and the Merger would preclude the Company's stockholders from the opportunity to directly participate in the future performance of the Company's assets and any potential future appreciation of the value of the Shares. However, Parent is a public company and the Company's stockholders would have the choice to invest in Parent separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting the Company from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Company Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Company Board determines in good faith is a Superior Offer may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company.

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The Termination Fee. The Company may be required to pay the $33,000,000 termination fee if the Merger Agreement is terminated under certain circumstances, including by the Company to accept a Superior Offer. The Company Board considered the risk that the amount of the termination fee could deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on the Company's operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.
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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of the Company's business prior to the consummation of the Merger, requiring the Company to conduct its business only in the ordinary and usual course and consistent with past practice and refrain from taking specified actions. The Company Board considered that such restrictions may delay or prevent the Company from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Minimum Condition Requirement. The possibility that the Company's stockholders will tender an insufficient number of Shares to meet the Minimum Condition.
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Failure of the Offer and the Merger to be Completed. Although the Company expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties' obligations will be satisfied. The Company Board considered the risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of the Company's management and its employees' attention; potential employee attrition; the potential effect on partners and others that do business with the Company; and the potential effect on the trading price of the Shares.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of the Company's management will be required, potentially resulting in disruptions to the operation of the Company's business.

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Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and its Executive Officers, Directors and Affiliates.”

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Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading

“Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending or threatened legal proceeding by certain governmental bodies (or non-governmental bodies in jurisdictions where Parent, the Company, or their Subsidiaries have assets, operations, or revenues) challenging or seeking to prohibit the Offer or the Merger or to impose certain restrictions or limitations relating to their conduct of business or ownership of assets.
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Tax Treatment. The fact that the gains realized by the Company's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Company Board is not intended to be exhaustive, but includes the material reasons considered by the Company Board in connection with its recommendation. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Company Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different factors. The Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were substantially outweighed by the potential benefits of the Offer and the Merger.
Intent to Tender
To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Financial Projections
While the Company has from time to time provided full-year financial guidance to investors, which may have covered, among other items, net revenue and year over year growth, the Company's management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent and other potential strategic alternatives, the Company's senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2022 through 2030 (the “Management Projections”), which were provided to the Company Board in connection with its evaluation of the Offer and the Merger. The Management Projections also were provided to the Company's financial advisor, Jefferies, which was directed to use and rely upon the Management Projections in connection with its financial analyses and opinion as described below under “Item 4. The Solicitation or Recommendation — Opinion of the Company's Financial Advisor.” The Management Projections were not provided to Parent or its affiliates.
The Company is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited prospective financial information that was prepared for the Company's Board for purposes of considering and evaluating the Offer and the Merger. The Company makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company's management at the time the Management Projections were prepared.
Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond the Company's control.

The Management Projections reflect numerous estimates and assumptions made by the Company's management, based on information available at the time the Management Projections were prepared, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company's proprietary and partnered products and the Company's product candidates, all of which are difficult to predict and many of which are beyond the Company's control. As a result, there can be no assurance that the Management Projections will reflect actual future trends or the future market for the Company's proprietary and partnered products and its product candidates. There can be no assurance of the continued sales of the Company's proprietary and partnered products or the market for, approval of or the timing of such approval of, the Company's product candidates, and it is possible that other therapeutic scenarios will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to matters relating to the product candidates and products of the Company, the potential use and indications for such product candidates and products, related technologies and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such product candidates and products and related use and indications, the validity and duration of licenses and patents and the potential for generic competition, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its subsequent current reports on Form 8-K. In addition, the Management Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors, or other representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, officers, directors, advisors, or other representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be inappropriate. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as required by law. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections, including, but not limited to, assumptions relating to sales of the Company's partnered and proprietary products, the timing of the development and commercialization of the Company's preclinical and clinical pipeline, market size, market share, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to the Company's long-range operating plan. The Management Projections were prepared based on the Company's continued operation as a standalone company and do not take into account the Offer or the Merger, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.
The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not included in this Schedule 14D-9 to influence any stockholder's decision whether to tender Shares in the Offer. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.
These financial projections were prepared in February 2022 by the Company's management based on its assumptions about the Company's continued operation as a standalone, publicly traded company, with respect to the continued success of the Company's proprietary and partnered products, and the development and commercialization of the Company's product candidates, including risk and probability adjustments reflecting the Company's management good faith assessment as to the probability of success for the Company's product candidates and pipeline programs. These financial projections include assumptions regarding the continued commercial success of the Company's proprietary and partnered products and potential future collaborations with third parties, and royalties and milestone payments received in connection with partnered products. The projections were based on certain internal assumptions regarding the probability of success associated with sales and marketing of proprietary products, outgoing regulatory and milestone payments, pricing, sales ramp, market growth, market share, competition, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to the Company's long-range operating plan. These assumptions include estimated cash, cash equivalents and short-term investments of $88 million as of March 31, 2022 (which included a previously disclosed $26 million deferred payment to be received later in fiscal year 2022), a federal net operating loss carryforward of $99.9 million as of December 31, 2021 and taxes based on a 25.7% tax rate. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections.
Management Projections (Risk Adjusted)
(Amounts in Millions)
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$231	$299	$370	$453	$498	$476	$477	$499	$521
Total Proprietary Revenue	$114	$177	$250	$333	$357	$335	$322	$325	$323
Total Partnership Revenue (incl. Royalties and Products)	$117	$121	$120	$119	$141	$141	$154	$174	$198
Gross Profit	$155	$216	$252	$315	$354	$343	$342	$357	$367
R&D	($26)	($30)	($31)	($32)	($33)	($34)	($35)	($36)	($37)
Sales & Marketing	($65)	($68)	($74)	($87)	($93)	($90)	($88)	($85)	($86)
G&A	($27)	($30)	($32)	($34)	($35)	($36)	($38)	($40)	($42)
EBIT	$37	$88	$114	$162	$194	$183	$182	$196	$202
Taxes Paid[1]	($1.4)	($4.5)	($29.4)	($41.5)	($49.8)	($47.1)	($46.8)	($50.5)	($52.0)
Plus: D&A1	$4.1	$5.9	$6.2	$6.3	$6.1	$6.5	$6.8	$7.1	$7.5
Less: Capital Expenditures[1]	($3.8)	($5.0)	($10.0)	($10.0)	($10.0)	($10.0)	($10.0)	($10.0)	($10.0)
Less: Change in Net Working Capital[1]	($4.1)	($6.8)	($7.2)	($8.2)	($4.5)	$2.1	$0.0	($2.2)	($2.2)
Unlevered Free Cash Flow[1,2]	$22.8	$77.4	$74.1	$108.1	$135.5	$134.7	$132.0	$140.8	$145.6
(1)	With respect to fiscal year 2022 only, reflects the second through fourth quarters of the fiscal year, April 1 through December 31.
(2)	Calculated by Jefferies for purposes of its discounted cash flow analysis at the direction of the Company's management and based on the Management Projections.
Opinion of the Company's Financial Advisor
The Company has retained Jefferies as financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement. At a meeting of the Company Board held on April 12, 2022 to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated April 12, 2022, to the Company Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth in such opinion, the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Jefferies' opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex 1 to this Schedule 14D-9 and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the Offer Price from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. Jefferies' opinion did not address the relative merits of the Offer, the Merger or other transactions as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger. Jefferies' opinion did not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how the Company Board or any securityholder should vote or act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.
In arriving at its opinion, Jefferies, among other things:
•	reviewed an execution version, provided to Jefferies on April 12, 2022, of the Merger Agreement;
•	reviewed certain publicly available financial and other information relating to the Company;
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reviewed certain information furnished to Jefferies by the management of the Company relating to the business, operations and prospects of the Company, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of the Company;

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held discussions with members of the senior management of the Company regarding the business, operations and prospects of the Company and the other matters described in the second and third bullet points above;

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compared the stock trading price history for the Company and the implied trading multiples of the Company and certain publicly traded companies that Jefferies deemed relevant in evaluating the Company;

•	reviewed, to the extent publicly available, financial terms of certain transactions that Jefferies deemed relevant in evaluating the Transaction; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies' analyses and opinion also did not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which the Company or any of its affiliates were or in the future may be a party or subject.
With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to the Company (including as to certain tax attributes of the Company on a standalone basis) that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and Jefferies assumed that they were an appropriate basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.
Jefferies relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the specialty pharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) matters relating to the product candidates and products of the Company, the potential use and indications for such product candidates and products, related technologies and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such product candidates and products and related use and indications, the validity and duration of licenses and patents and the potential for generic competition, (iii) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and consultants, customers, suppliers, partners and other commercial and collaboration relationships of the Company, including financial and other terms and ongoing obligations associated with collaboration, licensing, royalty, milestone and other agreements and arrangements of the Company, and (iv) the implications of the COVID-19 global pandemic on the Company and its operations. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies' analyses or opinion.
Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies' opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the securities of the Company have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on the Company, the Offer or the Merger.
Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, the Offer or the Merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and/or the Company Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, the Offer or the Merger and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. Jefferies assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Offer or the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies' analyses or opinion. Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would not differ from the execution version of the Merger Agreement reviewed by Jefferies in any respect meaningful to Jefferies' analyses or opinion.
As the Company Board was aware, in connection with its engagement, Jefferies was not requested to, and Jefferies did not, undertake a third-party solicitation process on behalf of the Company regarding a possible acquisition of, or strategic transaction with, the Company. Jefferies' opinion did not address the relative merits of the Offer, the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger or the terms of the Merger Agreement, or related documents, including the form or structure of the Offer Price, the Offer or the Merger, or any term, aspect or implication of any agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies' opinion was limited to the fairness, from a financial point of view, of the Offer Price to holders of Shares (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of the Company held by such holders, and Jefferies' opinion did not in any way address proportionate allocation or relative fairness. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Offer Price or otherwise. The issuance of Jefferies' opinion was authorized by the Fairness Committee of Jefferies LLC.
In connection with rendering its opinion to the Company Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.
Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of the Company in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies' view of the actual value of the Company or securities.
The Offer Price payable in the Offer and the Merger was determined through negotiations between the Company and Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Company Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer Price and should not be viewed as determinative of the views of the Company Board or the Company's management with respect to the Offer, the Merger or the Offer Price.
Financial Analyses
The summary described in this section is a summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. Historical financial data for the Company utilized in the financial analyses described below was pro forma for the divestiture of Otrexup,® which closed in December 2021.
Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following nine selected publicly traded companies in the specialty pharmaceutical industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected companies:
•	Anika Therapeutics, Inc.

•	Catalyst Pharmaceuticals, Inc.
•	Collegium Pharmaceutical, Inc.
•	Eagle Pharmaceuticals, Inc.
•	OptiNose, Inc.
•	Radius Health, Inc.
•	Supernus Pharmaceuticals, Inc.
•	Vanda Pharmaceuticals Inc.
•	Xeris Biopharma Holdings, Inc.
Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on April 12, 2022 plus total debt and preferred equity (as applicable) less cash and cash equivalents and short-term investments, as a multiple of calendar year 2022 and calendar year 2023 estimated revenue. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company was based on probability-weighted forecasts and other estimates of the Company's management.
The overall low to high calendar year 2022 and calendar year 2023 estimated revenue multiples observed for the selected companies were 0.9x to 3.6x (with a median of 2.4x) and 0.8x to 3.0x (with a median of 2.3x), respectively. Jefferies then applied selected ranges derived from the selected companies of calendar year 2022 and calendar year 2023 estimated revenue multiples of 2.25x to 2.75x and 2.00x to 2.50x, respectively, to corresponding data of the Company. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the Offer Price:
Implied Per Share Equity Value Reference Ranges Based on:		Offer Price
CY2022E Revenue	CY2023E Revenue
$3.33 - $3.96	$3.76 - $4.56	$5.60
Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following 12 selected transactions that Jefferies viewed as generally relevant for purposes of analysis as transactions involving target companies with operations in the specialty pharmaceutical industry, collectively referred to as the selected transactions:
Announced	Acquiror	Target
February 2022	Collegium Pharmaceutical, Inc.	BioDelivery Sciences International, Inc.
October 2021	Pacira Biosciences, Inc.	Flexion Therapeutics, Inc.
October 2021	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.
October 2020	Covis Group S.à.r.l.	AMAG Pharmaceuticals, Inc.
April 2020	Supernus Pharmaceuticals, Inc.	U.S. Worldmeds LLC (CNS Portfolio)
March 2019	Ares Life Sciences S.à.r.l	Stallergenes Greer plc
December 2017	Mallinkrodt plc	Sucampo Pharmaceuticals, Inc.
May 2017	Norgine B.V.	Merus Labs International Inc.
January 2017	Sanpower Group Co., Ltd.	Dendreon Pharmaceuticals LLC
March 2016	Vectura Limited	SkyePharma PLC
December 2015	Horizon Pharma plc	Crealta Holdings LLC
June 2015	AMAG Pharmaceuticals, Inc.	Cbr Systems, Inc.
Jefferies reviewed transaction values, based on the consideration paid or payable in the selected transactions excluding contingent value rights, as applicable, as a multiple of the latest 12 months revenue of the target companies as of the announcement date of the applicable selected transaction. Financial data of the selected transactions were based public filings and other publicly available information. Financial data of the Company was based on public filings and estimates of the Company's management.
The overall low to high latest 12 months revenue multiples observed for the selected transactions was 2.0x to 6.8x (with median of 4.0x). Jefferies then applied a selected range of latest 12 months revenue multiples derived from the selected transactions of 3.50x to 4.50x to the Company's latest 12 months (as of December 31, 2021) revenue. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the Offer Price:
Implied Per Share Equity Value Reference Range	Offer Price
$3.74 - $4.65	$5.60
Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal years ending December 31, 2022 through December 31, 2030 based on probability-weighted and tax-affected forecasts (inclusive of the impact of the Company's net operating loss carryforwards) and other estimates of the Company's management. For purposes of this analysis, stock-based compensation was treated as a cash expense. The implied terminal value of the Company was derived by applying a selected range of perpetuity growth rates of (10.0%) to (20.0%) to the Company's normalized unlevered after-tax free cash flow for the fiscal year ending December 31, 2030. The present values (as of March 31, 2022) of the cash flows and terminal values were then calculated using a selected discount rate range of 9.2% to 10.2%. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the Offer Price:
Implied Per Share Equity Value Reference Range	Offer Price
$4.76 - $5.76	$5.60
Miscellaneous
The Company has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $17.5 million, of which a portion was payable upon delivery of Jefferies' opinion to the Company Board and $15.5 million is payable contingent upon the closing of the Offer. In addition, the Company agreed to reimburse Jefferies for Jefferies' expenses, including fees and expenses of counsel, incurred in connection with Jefferies' engagement and to indemnify Jefferies and related parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.
As the Company Board was aware, Jefferies and its affiliates have not provided financial advisory or financing services to the Company unrelated to the Offer and the Merger or to Parent during the past two years for which Jefferies and its affiliates have received compensation, Jefferies and its affiliates in the future may provide such services for which Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, Parent and/or their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Jefferies was selected as a financial advisor to the Company in connection with the Offer and the Merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with the Company and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.
Information pertaining to Jefferies, which was engaged by the Company as the Company's financial advisor and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in Item 4 above under “The Solicitation or Recommendation — Opinion of the Company's Financial Advisor” and is hereby incorporated by reference in this Item 5.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (i) the scheduled vesting of Company RSUs and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company PSUs and issuances by the Company with respect thereto, (iii) the scheduled vesting of Company Options and (iiv) the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer or other acquisition of the Company's securities by the Company or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company;
•	any purchase, sale or transfer of a material amount of assets of the Company; or
•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
ITEM 8.	ADDITIONAL INFORMATION
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation the Company's named executive officers will receive in connection with the Merger, assuming that the closing date is May 24, 2022, and each named executive officer is terminated without cause immediately following the closing of the Merger.
Name of Executive Officer	Cash ($)[1]	Equity ($)[2]	Benefits ($)[3,4,5]	Total ($)
Robert F. Apple	5,329,085	8,073,177	48,000	13,450,262
Fred M. Powell	2,167,778	2,680,221	48,000	4,895,999
Peter J. Graham, Esq.	2,165,373	2,659,540	48,000	4,872,913
Dr. Peter C. Richardson	1,463,986	458,990	48,000	1,970,976
(1)
The amounts set forth in this column comprise the aggregate cash compensation payable to our executive officers in connection with the Merger and a termination of employment immediately following the closing of the Merger, consisting of: a cash severance amount equal to (a) two (2.0) (in the case of Mr. Apple), one and a half (1.5) (in the case of Messrs. Powell and Graham) times the executive's annual base salary and target annual incentive opportunity at the time of the termination, (b) the pro-rated annual bonus payment based on actual performance for the year in which the termination occurs and (c) the value of the Parent RSUs that the executive would have received but for their termination immediately following the closing. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Grants of Restricted Stock Units of Parent” for a discussion of the cash payments in lieu of Parent RSUs.

The cash amounts described above constitute “double trigger” payments for purposes of Item 402(t) of SEC Regulation S-K, because such payments become due solely in the event of a termination of employment within eighteen months following a change in control. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger — Potential Severance Payments and Benefits” for a discussion of each executive's entitlement upon a termination in connection with a change in control.
Name of Executive Officer	Severance Component	Pro-Rated Annual Bonus Component	Cash In Lieu of Parent RSUs	Total Cash
Robert F. Apple	$2,156,185	$170,271	$3,172,730	$5,329,085
Fred M. Powell	$987,568	$84,176	$1,096,034	$2,167,778

Name of Executive Officer	Severance Component	Pro-Rated Annual Bonus Component	Cash In Lieu of Parent RSUs	Total Cash
Peter J. Graham	$985,352	$83,987	$1,096,034	$2,165,373
Dr. Peter C. Richardson	$923,760	$78,738	$461,488	$1,463,986
(2)
The amounts set forth in this column comprises the aggregate amount each named executive would be entitled to receive in respect of (a) unvested Company Options held by the executive officers as of immediately prior to closing (assumed to occur on May 24, 2022) and (b) unvested Company RSUs and Company PSUs in each case pursuant to the treatment of such awards set forth in the Merger Agreement. The amounts set forth in this column constitute “single trigger” payments for purposes of Item 402(t) of SEC Regulation S-K.

Name of Executive Officer	Company Options	Company RSUs	Company PSUs	Total Equity
Robert F. Apple	$2,552,888	$3,425,335	$2,094,954	$8,073,177
Fred M. Powell	$841,988	$1,142,523	$695,710	$2,680,221
Peter J. Graham	$831,852	$1,131,978	$695,710	$2,659,540
Dr. Peter C. Richardson	$175,558	$202,714	$80,718	$458,990
(3)	None of the named executive officers will be entitled to additional perquisites in connection with the transaction.
(4)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the transaction.
(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.
Vote Required to Approve the Merger
The Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that otherwise would be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statutes
Delaware
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person's affiliates and associates, owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company's stockholders exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 100 Princeton South, Suite 300, Ewing, NJ, 08628, Attention: Peter J. Graham, General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder
All written demands for appraisal should be addressed to Antares Pharma, Inc., 100 Princeton South, Suite 300, Ewing, NJ, 08628, Attention: Peter J. Graham, General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book-entry or on physical certificates) evidencing such stockholder's Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT

FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 3, 2022, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 4, 2021.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Regulatory Approvals
Antitrust in the United States
Under the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have expired or been terminated. These requirements apply to the acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15- calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division. If the 15th calendar day of the initial waiting period expires on a federal holiday (as defined in 5 U.S.C 6103(a)), a Saturday, or Sunday, the initial waiting period is extended until 11:59 p.m., Eastern Time, the next business day. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as promptly as reasonably practicable and advisable, but no later than ten business days from the date of the Merger Agreement. The required waiting period will expire at 11:59 p.m. (Eastern Time) on May 11, 2022, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time, or Parent voluntarily withdraws and refiles its notification so as to provide the FTC and the Antitrust Division an additional 15 days to review the transaction. If, before expiration or early termination of the initial 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material to Parent concerning the Offer and the Merger, the waiting period with respect to the Offer and the Merger will be extended until 10 calendar days following the date of Parent's substantial compliance with that request unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant amount of time. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent's and the Company's consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company's failure to make those filings nor the Company's failure to comply with a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser's purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and the Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.
Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.
Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Forward-Looking Statements
The information contained in this Schedule 14D-9 is as of April 26, 2022. The Company assumes no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.
This Schedule 14D-9 contains forward-looking information related to the Company and the proposed acquisition of the Company that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this Schedule 14D-9 include, among other things, statements about the potential benefits of the proposed acquisition; the parties' ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; the Company's plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, the Company's products and partnered products and the anticipated timing of closing of the proposed acquisition.
Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of the Company's stockholders will tender their shares of the Company's common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainty regarding the ongoing COVID-19 pandemic, including new strains of the virus, and the mitigation measures and other restrictions implemented in response to the same and the impact on demand for the Company's products, new patients and prescriptions, future revenue, product supply, clinical trials, and the Company's overall business; risks related to the commercial launch, market acceptance, payor coverage and future prescriptions and revenue for TLANDO™; actions by the FDA and other regulatory agencies with respect to the Company's or its partners' products or product candidates; uncertainties related to the timing and results of the Company's or its partners' research projects or clinical trials of product candidates in development; uncertainties as to the commercial success of the Company's products or partner products and growth in product, development, licensing and royalty revenue and uncertainties as to the Company's ability to obtain financial and other resources for its research, development, clinical, and commercial activities.
Further descriptions of risks and uncertainties relating to the Company can be found in the Company's Registration Statement on Form S-1, as amended, Annual Report on Form 10-K for the year ended December 31, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.antarespharma.com/investors/sec-filing.
These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

ITEM 9.	EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 26, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on April 26, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Opinion of Jefferies LLC, dated April 12, 2022 (included as Annex I to this Schedule 14D-9).
(a)(5)(B)	Investor Presentation of Parent, dated April 13, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(C)	Email to employees of the Company, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(D)	Email to employees of Parent, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(E)	Parent employee FAQs, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Parent on April 13, 2022).
(a)(5)(F)	Letter to partners of Parent, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(G)	Parent infographic, published on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(H)	Social media posts (Twitter and LinkedIn) of Parent, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).
(a)(5)(I)	Company LinkedIn post, posted on April 13, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(J)	Letter from CEO to Employees, dated April 13, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(K)	Note to Partners, first used on April 13, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(L)	Note to Employees, dated April 13, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(M)	Transaction Infographic, first used April 13, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(N)	Transcript of conference call of Parent, held on April 13, 2022 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO-C filed by Parent with the SEC on April 14, 2022).
(a)(5)(O)	Joint Press Release issued by the Company and Parent, dated April 13, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on April 13, 2022).
(a)(5)(P)	Press Release of Parent, dated as of April 26, 2022 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated as of April 12, 2022, among Parent., Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 13, 2022).

(e)(2)	Confidentiality Agreement, dated February 18, 2022, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Exclusivity Agreement, dated March 17, 2022, between the Company and Parent (incorporated by reference to Exhibit (d)(3) to Schedule TO).

Exhibit No.	Description
(e)(4)
Company Equity Compensation Plan, as amended and restated, and approved by stockholders (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 filed by the Company with the SEC on July 23, 2019).

(e)(5)	Company Severance Plan, dated May 29, 2014 (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by the Company with the SEC on August 7, 2014).
(e)(6)
Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.9 to Form 10-K filed by the Company with the SEC on March 12, 2019).

(e)(7)	Company Annual Incentive Plan, effective December 2, 2015 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by the Company with the SEC on December 8, 2015).
(e)(8)	Employment Agreement dated March 4, 2016 between the Company and Robert F. Apple (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the SEC on May 9, 2016).
(e)(9)
Amended and Restated Employment Agreement dated June 30, 2016 between the Company and Peter J. Graham (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by the Company with the SEC on August 9, 2016).

(e)(10)	Employment Agreement effective October 31, 2016 between the Company and Fred M. Powell (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the SEC on November 9, 2016).
(e)(11)
Employment Agreement effective April 26, 2021 between the Company and Dr. Peter C. Richardson (incorporated by reference to Exhibit 10.14 to Form 10-K filed by the Company with the SEC on March 3, 2022)).

(e)(12)	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by the Company with the SEC on August 6, 2019).
(e)(13)	Form of Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.5 to Form 10-Q filed by the Company with the SEC on August 6, 2019).
(e)(14)	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.6 to Form 10-Q filed by the Company with the SEC on August 9, 2016).
(e)(15)	Form of Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.6 to Form 10-Q filed by the Company with the SEC on August 6, 2019).
(e)(16)	Form of Nonqualified Stock Option Grant Agreement (Non-Employee Director) (incorporated by reference to Exhibit 10.7 to Form 10-Q filed by the Company with the SEC on August 6, 2019).
(e)(17)	Form of Restricted Stock Unit Grant Agreement (Non-Employee Director) (incorporated by reference to Exhibit 10.8 to Form 10-Q filed by the Company with the SEC on August 6, 2019).
(e)(18)	Company Equity Compensation Plan, as amended and restated, and approved by stockholders (incorporated by reference to Exhibit 4.1 to Form S-8 filed by the company with the SEC on June 24, 2021).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 26, 2022
Antares Pharma, Inc.

By:	/s/ Robert F. Apple
	Name:	Robert F. Apple
	Title:	President and
Chief Executive Officer

Annex I
OPINION OF JEFFERIES LLC
April 12, 2022
The Board of Directors
Antares Pharma, Inc.
100 Princeton South, Suite 300
Ewing, New Jersey 08628
The Board of Directors:
We understand that Antares Pharma, Inc., a Delaware corporation (“Antares”), Halozyme Therapeutics, Inc., a Delaware corporation (“Halozyme”), and Atlas Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Halozyme (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). As more fully described in the Merger Agreement, among other things, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Antares (“Antares Common Stock”) for $5.60 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into Antares, with Antares continuing as the surviving corporation and as a wholly owned subsidiary of Halozyme (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), and each outstanding share of Antares Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Antares Common Stock (other than Halozyme, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
In arriving at our opinion, we have, among other things:
(i)	reviewed an execution version, provided to us on April 12, 2022, of the Merger Agreement;
(ii)	reviewed certain publicly available financial and other information relating to Antares;
(iii)
reviewed certain information furnished to us by the management of Antares relating to the business, operations and prospects of Antares, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of Antares;

(iv)	held discussions with members of the senior management of Antares regarding the business, operations and prospects of Antares and the other matters described in clauses (ii) and (iii) above;
(v)	compared the stock trading price history for Antares and the implied trading multiples of Antares and certain publicly traded companies that we deemed relevant in evaluating Antares;
(vi)	reviewed, to the extent publicly available, financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and
(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.
In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Antares or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Antares that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we have not obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor have we conducted a physical inspection of any of the properties or facilities, of Antares or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which Antares or any of its affiliates are or in the future may be a party or subject.

The Board of Directors
Antares Pharma, Inc.
April 12, 2022
With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Antares (including as to certain tax attributes of Antares on a standalone basis) that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Antares as to, and we have assumed that they are an appropriate basis upon which to evaluate, the future financial performance of Antares and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.
We have relied upon the assessments of the management of Antares as to, among other things, (i) the potential impact on Antares of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the specialty pharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) matters relating to the product candidates and products of Antares, the potential use and indications for such product candidates and products, related technologies and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such product candidates and products and related use and indications, the validity and duration of licenses and patents and the potential for generic competition, (iii) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and consultants, customers, suppliers, partners and other commercial and collaboration relationships of Antares, including financial and other terms and ongoing obligations associated with collaboration, licensing, royalty, milestone and other agreements and arrangements of Antares, and (iv) the implications of the COVID-19 global pandemic on Antares and its operations. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which Antares operates and the securities of Antares have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Antares or the Transaction.
We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Antares or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Antares and/or the Board of Directors of Antares (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Antares or the Transaction and legal, regulatory, accounting and tax consequences to Antares or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Antares or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version of the Merger Agreement reviewed by us in any respect meaningful to our analyses or opinion.
As the Board is aware, in connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of Antares regarding a possible acquisition of, or strategic transaction with, Antares. Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Antares, nor does it address the underlying business decision by Antares to engage in the Transaction or the terms of the Merger Agreement or related documents, including the form or structure of the Consideration or the Transaction, or

The Board of Directors
Antares Pharma, Inc.
April 12, 2022
any term, aspect or implication of any agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to holders of Antares Common Stock (to the extent expressly specified herein) without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Antares held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Antares or any other party. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. We also express no view or opinion as to the prices at which shares of Antares Common Stock or any other securities of Antares may trade or otherwise be transferable at any time. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.
It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender shares of Antares Common Stock in the Tender Offer or how the Board or any securityholder should vote or act with respect to the Transaction or any other matter.
We have been engaged to act as a financial advisor to Antares in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Tender Offer. In addition, Antares has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.
As the Board is aware, although we and our affiliates have not provided financial advisory or financing services to Antares unrelated to the Transaction or to Halozyme during the past two years for which we and our affiliates have received compensation, we and our affiliates in the future may provide such services for which we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of Antares, Halozyme and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Antares Common Stock (other than Halozyme, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
JEFFERIES LLC

Annex II
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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